51-102F3
Material Change Report

Item 1	Name and Address of Company

ChineseWorldNet.Com Inc. (the “Company”)
Appleby, Clifton House, 75 Fort Street, P.O. Box 190
Grand Cayman, Cayman Islands KY1-1104

Item 2	Date of Material Change

March 19, 2014

Item 3	News Release

The news release was disseminated through Stockwatch and Baystreet on March 20, 2014.

Item 4	Summary of Material Change

On March 19, 2014, the Company entered into a share purchase agreement with Ningbo International Limited for the sale of substantially all of the assets of the Company.

Item 5	Full Description of Material Change

5.1 Full Description of Material Change

On March 19, 2014, the Company entered into a share purchase agreement (the “Share Purchase Agreement”) with Ningbo International Limited (the “Purchaser”), whereby the Company agreed to sell to the Purchaser all shares that the Company owns in the capital of its subsidiaries, in exchange for a cash payment of CDN$263,968.90 and one or more non-interest bearing promissory notes in the aggregate principal amount of CDN$831,031.10 with a maturity date of one year with the option to extend upon mutual agreement (the “Transaction”). The Transaction amounts to the sale of substantially all of the assets of the Company.

Pursuant to the Share Purchase Agreement, the Company is selling its right, title and interest in and to all shares that the Company owns in the capital of its subsidiaries as follows:

1.	100 shares in the capital of NAI Interactive Ltd. (“NAI”), which shares represent all of the issued and outstanding shares in the capital of NAI;

2.	990 shares in the capital of ChineseWorldNet.com (Hong Kong) Ltd. (“CWN HK”) and 10 shares in the capital of CWN HK owned by Chi Cheong Liu, a director and major shareholder of the Company, on the Company’s behalf, which shares, together, represent all of the issued and outstanding shares in the capital of CWN HK; and

3.	25,000 shares in the capital of CWN Capital Inc. (“CWN Capital”), which shares represent 23.8% of the issued and outstanding shares in the capital of CWN Capital.

The closing of the Share Purchase Agreement is subject to certain conditions, including that the shareholders of the Company will have approved the Share Purchase Agreement.

5.2 Disclosure for Restructuring Transactions

N/A

Item 6	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

N/A

Item 7	Omitted Information

None

Item 8	Executive Officer

Chi Cheong Liu
Director and Treasurer
(345) 814-2743

Item 9	Date of Report

March 20, 2014